MAJOR MILESTONE REACHED IN TASEKO’S NEW PROSPERITY PROJECT

Taseko Files Environmental Impact Statement: New Project Protects Fish Lake and Addresses Federal Concerns

September 20, 2012 - Vancouver, BC - Taseko (TSX: TKO; NYSE MKT: TGB) (the "Company") has formally submitted its Environmental Impact Statement (“EIS”) for the New Prosperity Gold-Copper Project (the “Project”) to the 3-member Review Panel established for the federal environmental assessment of the project.

The EIS document, which represents the core of material to be considered by the Review Panel, explains in precise scientific detail every aspect of the Company’s plans to manage and minimize environmental impacts during the construction, operation, and closure of the proposed $1.1 billion gold-copper mine which would take two years to build and would operate for 20 years.

“The final steps in the federal environmental assessment process – an examination of those components of the Project that have changed or that are new from the previous project proposal - can now be undertaken,” said Russell Hallbauer, President & CEO of Taseko. “We are committed to the responsible development of New Prosperity and will invest an additional $300 million to ensure the protection of Fish Lake and address concerns raised by the previous federal review panel in 2010,” added Mr. Hallbauer.

“We are confident that the New Prosperity EIS represents a mine development plan that delivers considerable economic value to Canadians, while employing proven industry-leading engineering and environmental management techniques for which the British Columbia mining industry has become world-renowned,” said Mr. Hallbauer.

Taseko Mines has prepared a Water Management Video and an Executive Summary, both of which are available at newprosperityproject.ca

Background:

Minister of the Environment Peter Kent referred the New Prosperity Project to a federal Review Panel in November of 2011. At that time, Minister Kent instructed the Canadian Environmental Assessment Agency to ensure that information obtained during the previous environmental assessment for the original Prosperity Project is used to the fullest extent possible and to ensure a timely decision.

In turn, the EIS focuses principally on new information surrounding the Project, with a particular emphasis on the $300 million preservation of Fish Lake and the immediately surrounding area. The Water Management Video illustrates this plan.

New Prosperity represents a $1.1 billion investment and is expected to increase federal government revenues by $4.3 billion and provincial revenues by $5.5 billion. The project will add 57,000 person years of employment to the economy.

Under its Terms of Reference, the Review Panel shall undertake its mandate in four stages:

1)

Review the information, submissions and testimony generated as part of the 2009/2010 environmental assessment, including the 2009 EIS and the previous Panel’s report; (to occur during the period when Taseko is preparing its EIS).

2)	Review the new EIS (now submitted by Taseko);
3)	Conduct public hearings; and
4)	Prepare and submit a report to the Minister of the Environment.

For further information on Taseko, please see the Company’s website www.tasekomines.com or contact:

Investor Relations: Brian Bergot, Director, Investor Relations - 778-373-4533 or toll free 1-877-441-4533 Media: Brian Battison, Vice President, Corporate Affairs - 778-373-4533 or toll free 1-877-441-4533

Russell Hallbauer
President and CEO

No regulatory authority has approved or disapproved of the information contained in this news release.

CAUTION REGARDING FORWARD-LOOKING INFORMATION

  This document contains “forward-looking statements” that were based on Taseko’s expectations, estimates and projections as of the dates as of which those statements were made. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “outlook”, “anticipate”, “project”, “target”, “believe”, “estimate”, “expect”, “intend”, “should” and similar expressions.

  Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. These included but are not limited to:
  uncertainties and costs related to the Company’s exploration and development activities, such as those associated with continuity of mineralization or determining whether mineral resources or reserves exist on a property;
  uncertainties related to the accuracy of our estimates of mineral reserves, mineral resources, production rates and timing of production, future production and future cash and total costs of production and milling;
  uncertainties related to feasibility studies that provide estimates of expected or anticipated costs, expenditures and economic returns from a mining project;
  uncertainties related to our ability to complete the mill upgrade on time estimated and at the scheduled cost;
  uncertainties related to the ability to obtain necessary licenses permits for development projects and project delays due to third party opposition;
  uncertainties related to unexpected judicial or regulatory proceedings;
  changes in, and the effects of, the laws, regulations and government policies affecting our exploration and development activities and mining operations, particularly laws, regulations and policies;
  changes in general economic conditions, the financial markets and in the demand and market price for copper, gold and other minerals and commodities, such as diesel fuel, steel, concrete, electricity and other forms of energy, mining equipment, and fluctuations in exchange rates, particularly with respect to the value of the U.S. dollar and Canadian dollar, and the continued availability of capital and financing;
  the effects of forward selling instruments to protect against fluctuations in copper prices and exchange rate movements and the risks of counterparty defaults, and mark to market risk;
  the risk of inadequate insurance or inability to obtain insurance to cover mining risks;
  the risk of loss of key employees; the risk of changes in accounting policies and methods we use to report our financial condition, including uncertainties associated with critical accounting assumptions and estimates;
  environmental issues and liabilities associated with mining including processing and stock piling ore; and
  labour strikes, work stoppages, or other interruptions to, or difficulties in, the employment of labour in markets in which we operate mines, or environmental hazards, industrial accidents or other events or occurrences, including third party interference that interrupt the production of minerals in our mines.

  For further information on Taseko, investors should review the Company’s annual Form 40-F filing with the United States Securities and Exchange Commission www.sec.gov and home jurisdiction filings that are available at www.sedar.com.